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                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

      The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's net income from operations (which includes a charge to income for depreciation and amortization expense) plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized,
(ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation, and (iii) preferred stock or OP Unit distributions.

      The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                                                              Year Ended December 31
                                                              ----------------------
                                         2001           2000           1999           1998           1997
                                         ----           ----           ----           ----           ----
                                                             (unaudited, in thousands)
Earnings:
 Net income (before minority
       interest) ...............        $47,246        $46,304        $37,435        $32,054        $27,927
 Add fixed charges other than
 capitalized interest ..........         31,016         29,651         27,289         23,987         14,423
                                        -------        -------        -------        -------        -------
                                        $78,262        $75,955        $64,724        $56,041        $42,350
                                        =======        =======        =======        =======        =======

Fixed Charges:
 Interest expense ..............        $31,016        $29,651        $27,289        $23,987        $14,423
 Preferred OP Unit distributions          8,131          7,826          3,663          2,505          2,505
 Capitalized interest ..........          3,704          3,148          2,230          1,045            756
                                        -------        -------        -------        -------        -------
 Total fixed charges ...........        $42,851        $40,625        $33,182        $27,537        $17,684
                                        =======        =======        =======        =======        =======

Ratio of earnings to
  fixed charges ................           1.83           1.87           1.95           2.03           2.39
                                        =======        =======        =======        =======        =======